EX-20.1




                          Essex International Inc.
                           c/o Essex Group, Inc.
                1601 Wall Street o Fort Wayne, Indiana 46802


NEWS RELEASE                                        Contact: Tom Castaldi
SXC 398-5                                                  (219) 461-4389

             Essex Group, Inc. Announces Senior Note Redemption


          Fort Wayne, Ind., March 31, 1998 -- Essex International Inc. (NYSE:SXC) announced today that Essex Group, Inc. ("Essex"), its wholly owned subsidiary, has called for the redemption of all of its outstanding 10% Senior Notes due 2003 (the "Notes"). The Notes will be redeemed at the close of business on May 1, 1998, at 103.75% of the principal amount then outstanding plus accrued and unpaid interest through the redemption date.


          The aggregate principal, premium and accrued interest due upon redemption of the Notes, totaling $217.5 million, will be financed by Essex through borrowings under the Essex revolving credit facility, which was amended and restated effective March 27, 1998, and under a revolving accounts receivable purchase facility that is currently in preparation. During the second quarter 1998, the Company will record extraordinary charges totaling $7.5 million ($12.5 million before applicable tax benefit) or approximately $.24 per share on a diluted basis, representing the redemption premium and the write-off of unamortized deferred debt costs associated with the Notes and the Company's prior revolving credit facility.

          Mr. Steven R. Abbott, President and Chief Executive Officer of the Company, stated, "The 10% Senior Notes redemption furthers our goal to improve the Company's financial flexibility while reducing its overall cost of capital. Our strengthened capital structure, coupled with reduced interest costs, has significantly improved our ability to react quickly to growth, including acquisitions, and productivity improvement opportunities. We look forward to seizing further such opportunities in the years ahead."


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          Essex International Inc. is the parent company of Essex Group,
Inc. Essex, founded in 1930, is a leading North American developer, manufacturer and distributor of electrical wire and cable and insulation products serving over 11,000 customers worldwide in a wide range of industrial markets from its 28 manufacturing facilities and 38 service centers located throughout the United States and Canada. The Company's products include building wire for commercial and residential applications; magnet wire and insulation materials for electromechanical devices such as motors, transformers and electrical controls; voice and high bandwidth data communication wire; industrial wire for applications in construction, appliances, recreational vehicles and industrial facilities; and automotive wire and specialty wiring assemblies for automobiles and trucks. Essex has approximately 5,100 employees. This press release contains various forward-looking statements and information that are based on management's belief as well as assumptions made by and information currently available to management. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. Such statements are subject to certain risks, uncertainties and assumptions. Should one or more of these risks materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those expected. Among the key factors that may have a direct bearing on the Company's operating results are fluctuations in the economy, demand for the Company's products, the impact of price competition and fluctuations in the price of copper.